

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

Susan Kim
Chief Financial Officer
Pacific Biosciences of California, Inc.
1305 O'Brien Drive
Menlo Park, CA 94025

   Re: Pacific Biosciences of California, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2020
     Filed on February 26, 2021
     File No. 001-34899

Dear Ms. Kim:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Notes to the Consolidated Financial Statements
Note 4. Financial Instruments
Estimated fair value of the Continuation Advances liability, page 60

1. You disclose that the Continuation Advances constitute a financial liability and that you elected the fair value option to recognize this liability. Please address the following:
- Explain how you determined that the Continuation Advances met the definition of a financial liability. Also explain how you determined that these advances should be accounted for differently than the Reverse Termination Fee which you appear to have accounted for as a gain contingency based on your disclosure on page 54. Clarify why your Continuation Advances were not also considered a gain contingency under ASC 450.
- You state that the estimated fair value of the Continuation Advances at both December 31, 2020 and 2019 was determined to be zero as management estimated

that there would be no future cash outflows associated with this financial instrument because the probabilities of either of the specified triggering events occurring and requiring repayment to Illumina were evaluated as being remote at both of those dates. However, in February 2021 you were required to repay $52 million of these advances as a result of your issuance of $900 million in convertible notes. Explain the factors you considered in determining the probability of repayment was remote given the nature of the specified events that would trigger repayment (particularly an equity or debt financing) and the fact that the time period that repayment of such advances could be triggered extends out to March 2022.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences